UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Lowell D. Kraff

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of reporting persons Best Amigos Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,196,537
	8	Shared voting power 0
	9	Sole dispositive power 1,196,537
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,196,537
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.63% (1)
14	Type of reporting person OO

(1)	Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1	Names of reporting persons Diamond Oursurance, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 287,686
	8	Shared voting power 0
	9	Sole dispositive power 287,686
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 287,686
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.39% (2)
14	Type of reporting person OO

(2)	Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1	Names of reporting persons LDK Holdco, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 102,765
	8	Shared voting power 0
	9	Sole dispositive power 102,765
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 102,765
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.14% (3)
14	Type of reporting person OO

(3)	Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1	Names of reporting persons Lowell D. Kraff
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,827,702(4)
	8	Shared voting power 4,967,301(5)
	9	Sole dispositive power 2,827,702 (4)
	10	Shared dispositive power 4,967,301(5)
11	Aggregate amount beneficially owned by each reporting person 7,795,003 (4)(5)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.45% (6)
14	Type of reporting person OO

(4)	Includes (i) 1,212,585 shares of common stock issuable upon exercise of an option held by Mr. Kraff which is currently vested and (ii) an aggregate of 1,615,117 shares of common stock held by Best Amigos Partners, LLC, Praesumo Partners, LLC, Diamond Oursurance, LLC, and LDK Holdco, LLC. Mr. Kraff is the sole manager of Best Amigos Partners, LLC, the managing member of Praesumo Partners, LLC, the sole manager of Diamond Oursurance, LLC, and the sole member of LDK Holdco, LLC.
(5)	Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Kraff is the managing member of Praesumo Partners, LLC, one of the managing members of 1818 Partners, LLC.
(6)	Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Best Amigos Partners, LLC (“BAP”), Diamond Oursurance, LLC, LDK Holdco, LLC and Lowell D. Kraff (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to such Schedule 13D filed on June 13, 2014, August 18, 2014, October 3, 2014 and March 4, 2015, respectively (as so amended, the “Schedule 13D”). This Amendment No. 5 is being filed by the Reporting Persons to report the sale by BAP of 235,000 shares of Common Stock in an underwritten public offering. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 10, 2015, BAP, together with Cloobeck Diamond Parent, LLC (“CDP”) and DRP Holdco, LLC (“DRPH” and together with BAP and CDP, collectively, the “Selling Stockholders”), sold an aggregate of 6,700,000 shares (the “Firm Shares”) of Common Stock, including 235,000 shares (the “BAP Firm Shares”) of Common Stock sold by BAP, in an underwritten public offering (the “March 2015 Offering”) as contemplated by the Underwriting Agreement (as defined below) and set forth in a final prospectus supplement dated March 5, 2015, as filed by the Issuer with the SEC, which supplements the prospectus, dated March 2, 2015, contained in the registration statement on Form S-3 (File No. 333-202450) filed by the Issuer with the SEC on March 2, 2015. After deducting underwriting discounts and commissions, the Selling Stockholders received net proceeds (before expenses) of $221,033,000 (or $32.99 per share) from the sale of the Firm Shares, including $7,752,650 received by BAP in respect of the BAP Firm Shares. Credit Suisse Securities (USA) LLC (“CS”) acted as the sole underwriter in the March 2015 Offering. For additional information regarding the Underwriting Agreement, see Item 6 below.

The Issuer purchased from CS 1,515,582 of the shares of Common Stock sold by the Selling Stockholders in the March 2015 Offering.

After giving effect to the foregoing sales by the Selling Stockholders, other dispositions by the parties to the Amended Stockholders Agreement during the period commencing October 3, 2014 and ending on March 4, 2015 and the repurchase of shares by the Issuer in the March 2015 Offering, the Amended Stockholders Agreement covers, as of March 10, 2015, an aggregate of 27,758,666 outstanding shares of Common Stock, representing approximately 37.82% of the outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC).

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,795,003 shares of Common Stock, representing approximately 10.45% of the Issuer’s outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of Common Stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015).

(b) Mr. Kraff has sole voting power and sole dispositive power with regard to (i) 1,212,585 shares of Common Stock underlying options held by him and (ii) an aggregate of 1,615,117 shares of Common Stock held by BAP,

Praesumo, Oursurance, and LDK. Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, and (iv) the sole member of LDK. Mr. Kraff has shared voting power and shared dispositive power with regard to 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners. Mr. Kraff is the managing member of Praesumo, which is one of the managing members of 1818 Partners. BAP has sole voting power and sole dispositive power with regard to 1,196,537 shares of Common Stock held by it. Oursurance has sole voting power and sole dispositive power with regard to 287,686 shares of Common Stock held by it. LDK has sole voting power and sole dispositive power with regard to 102,765 shares of Common Stock held by it.

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The Selling Stockholders agreed to sell to CS, and CS agreed to purchase from the Selling Stockholders, the Firm Shares (including the BAP Firm Shares) at a purchase price of $32.99 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated March 4, 2015, entered into by BAP, CDP and DRPH (as the Selling Stockholders), the Issuer and CS, as Representative of the Underwriter named in Schedule B thereto. The Underwriting Agreement provides CS with a 30-day option to purchase up to 1,000,772 additional shares of Common Stock from the selling stockholders, including up to 35,250 shares owned by BAP, at the price of $32.99 per share, to cover over-allotments, if any.

The description of the Underwriting Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 21 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

21. Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 10, 2015).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2015

BEST AMIGOS PARTNERS, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Best Amigos Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Best Amigos Partners, LLC

DIAMOND OURSURANCE, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Diamond Oursurance, LLC
Jared T. Finkelstein, attorney-in-fact for Diamond Oursurance, LLC

LDK HOLDCO, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for LDK Holdco, LLC
Jared T. Finkelstein, attorney-in-fact for LDK Holdco, LLC

LOWELL D. KRAFF

/s/ Jared T. Finkelstein, as attorney-in-fact for Lowell D. Kraff
Jared T. Finkelstein, attorney-in-fact for Lowell D. Kraff